UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission file number: 001-38751

Tencent Music Entertainment Group

(Exact Name of Registrant as Specified in Its Charter)

Unit 3, Building D, Kexing Science Park

Kejizhongsan Avenue, Hi-Tech Park, Nanshan District

 Shenzhen, 518057, the People’s Republic of China

Tel: +86-755-8601 3388

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Tencent Music Entertainment Group Adopts 2024 Share Incentive Plan

Tencent Music Entertainment Group (“TME”, or the “Company”) (NYSE: TME and HKEX: 1698), the leading online music and audio entertainment platform in China, today announced that the board of directors of the Company (the “Board”) and the compensation committee of the Board adopted a 2024 Share Incentive Plan (the “2024 Plan”) which became effective on May 29, 2024. The maximum number of Class A ordinary shares, par value of US$0.000083 each, of the Company available for issuance under the 2024 Plan is 228,775,377. The Company’s prior 2014 Share Incentive Plan, 2017 Share Option Plan and 2017 Restricted Share Award Scheme shall cease to be of any effect on the date the 2024 Plan became effective.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tencent Music Entertainment Group

Date:	June 3, 2024	By:	/s/ Min Hu
Name: Min Hu
Title: Chief Financial Officer